

May 7, 2013

Via Email
Mr. David Bernstein
Chief Financial Officer
Carnival Corporation
Carnival plc
3655 N.W. 87th Avenue
Miami, Florida 33178-2428

> **Re: Carnival Corporation**
> **Form 10-K for the fiscal year ended November 30, 2012**
> **Filed January 29, 2013**
> **File No. 001-09610**
>
> **Carnival plc**
> **Form 10-K for the fiscal year ended November 30, 2012**
> **Filed January 29, 2013**
> **File No. 001-15136**

Dear Mr. Bernstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended November 30, 2012

Exhibit 13
Management's Discussion and Analysis, page F-29

2012 Compared to 2011, page F-33

1. Within your discussion of the variances in revenues and expenses between years, it appears you have increasingly intermingled GAAP and non-GAAP measures in

providing your explanations. On an ongoing basis, please revise your disclosures to provide a complete discussion of variances between years solely on a GAAP basis before introducing any non-GAAP measures into the discussion.

2. As a related matter, we note the addition of "Non-GAAP Net Income" and "Non-GAAP earnings per share" information in the Selected Financial Data presentation on page F-45 and the Selected Quarterly Financial Data presentation on page F-49. In each case, your accompanying footnotes refer the reader to a discussion of the reconciliation to U.S. GAAP in the MD&A section of the filing. The reliance upon such a cross-reference is not sufficient. If you elect to continue to present Non-GAAP financial information in either or both of these tables, a complete reconciliation should be presented in an accompanying footnote to the related table(s).

Costs and Expenses, page F-34

Consolidated, page F-34

3. When there are many factors which had a material impact on the variance between periods, it may be useful to provide these factors in a chart to facilitate the reader's understanding of the impact of certain items between periods.

Form 10-Q for the quarterly period ended February 28, 2013

4. It was noted that, in February 2013, there was an incident with your ship the Carnival Triumph. It has been widely reported in the media that, as a result of this incident, you will be subjected to a class action lawsuit, in addition to other reparations offered to passengers, such as refunds and discounts on future cruises. With past similar incidents, it appears that insurance has minimized the financial impact to your operating results. Please tell us the extent to which you expect that insurance will cover the potential liabilities resulting from this incident. Also, explain whether or not any portion or type of passenger claim may not be covered by insurance, or any other limitations on the insurance coverage, which could result in a material impact to the company. Finally, please address the potential impact of your recent decision to reimburse the government for costs incurred in the Carnival Triumph fire and in connection with a fire on the Carnival Splendor in 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief